AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

ON AUGUST 5, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ADAMS DIVERSIFIED EQUITY FUND, INC.

(Name of Subject Company)

ADAMS DIVERSIFIED EQUITY FUND, INC.

(Name of Filing Person (Issuer))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

006212104

(CUSIP Number of Class of Securities)

Janis F. Kerns

Adams Diversified Equity Fund, Inc.

500 East Pratt Street, Suite 1300

Baltimore, Maryland 21202

(410) 752-5900

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (“Statement”) filed with the U.S. Securities and Exchange Commission on July 5, 2024, by Adams Diversified Equity Fund, Inc, a Maryland corporation (the “Fund”), in connection with an offer by the Fund to purchase for cash up to 12,405,174 shares of its Common Stock at a price equal to 98% of the net asset value per share (“NAV”) as of August 2, 2024 (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer.

The following information is furnished pursuant to Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended:

1.	The Offer expired at 5:00 p.m., Eastern Time, on August 2, 2024.

2.	41,882,825 shares of Common Stock were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The total amount of shares tendered exceeded the Offer amount and the Fund accepted for purchase all 12,405,174 shares subject to the Offer. The purchase price of $22.47 per share was calculated as 98% of the $22.93 NAV of the Fund’s Common Stock at the close of regular trading on the New York Stock Exchange on the Expiration Date.

4.	Payment for the accepted shares was made in cash on August 5, 2024, for an aggregate purchase price of $278,774,260.00.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

ITEM 12.  EXHIBITS

(a)(5)(ii)	Press Release dated August 5, 2024
(a)(5)(iii)	Final Press Release dated August 5, 2024
107(i)	Calculation of Filing Fees Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMS DIVERSIFIED EQUITY FUND, INC.

/s/ Janis F. Kerns
Janis F. Kerns
August 5, 2024	V.P., General Counsel, Corporate Secretary, and Chief Compliance Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(5)(ii)	Press Release dated August 5, 2024
(a)(5)(iii)	Final Press Release dated August 5, 2024
107(i)	Calculation of Filing Fees Table